APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

KEEGAN KREATIONS

BALANCE SHEET AS OF DECEMBER 31, 2018

ASSETS	
Cash in Bank Accounts	$1,050
Inventory	$700
Equipment	$12,419
Total Assets	**$14,169**
LIABILITIES	
Credit Card Debt	$8,000
Total Liabilities	**$8,000**
OWNER'S EQUITY	
Owner Invested Capital	$11,000
Retained Earnings	($7,914)
Current Year Profit / (Loss)	$3,083
Total Owner Equity	$6,169
Total Liabilites and Owner's Equity	$14,169

KEEGAN KREATIONS

BALANCE SHEET AS OF DECEMBER 31, 2017

ASSETS	
Cash in Bank Accounts	$500
Inventory	$500
Equipment	$2,586
Total Assets	**$3,586**
LIABILITIES	
Credit Card Debt	$3,000
Total Liabilities	**$3,000**
OWNER'S EQUITY	
Owner Invested Capital	$8,000
Retained Earnings	$0
Current Year Profit / (Loss)	($7,414)
Total Owner Equity	$586
Total Liabilites and Owner's Equity	$3,586

KEEGAN KREATIONS

2018 INCOME STATEMENT

	2018
REVENUES	$58,055
BEGINNING INVENTORY	$0
MATERIAL PURCHASED	$18,002
DONATED INVENTORY	$548
ENDING INVENTORY	($250)
COST OF GOODS SOLD	$18,300
GROSS PROFIT	$39,755
ADVERTISING	$289
CAR EXPENSES	$5,882
DEPRECIATION - EQUIPMENT	
EQUIPMENT	$10,108
LAPTOP	$1,593
INSURANCE	$553
INTEREST - OTHER	$1,139
LEGAL AND PROFESSIONAL FEES	$300
OFFICE EXPENSE	$212
RENT	$5,965
SUPPLIES	$1,704
TAXES AND LICENSES	$1,540
MEALS	$2,340
OTHER EXPENSES:	
EQUIPMENT	$2,776
START-UP COSTS	$0
CELL PHONE	$1,080
DUES	$60
CREDIT CARD FEES AND EXPENSES	$592
WEBSITE COSTS	$539
TOTAL EXPENSES	$36,672
NET INCOME	$3,083

KEEGAN KREATIONS

2017 INCOME STATEMENT

	2017
REVENUES	$3,498
BEGINNING INVENTORY	$0
MATERIAL PURCHASED	$1,738
DONATED INVENTORY	$0
ENDING INVENTORY	$0
COST OF GOODS SOLD	$1,738
GROSS PROFIT	$1,760
ADVERTISING	
CAR EXPENSES	$642
DEPRECIATION	
INSURANCE	$139
INTEREST - OTHER	
LEGAL AND PROFESSIONAL FEES	
OFFICE EXPENSE	$353
RENT	$1,500
SUPPLIES	
TAXES AND LICENSES	$710
MEALS	
OTHER EXPENSES:	
EQUIPMENT	$1,812
START-UP COSTS	$3,178
CELL PHONE	$840
DUES	
CREDIT CARD FEES AND EXPENSES	
WEBSITE COSTS	
TOTAL EXPENSES	$9,174
NET INCOME	($7,414)

I, Thim Yee, certify that:

(1) The financial statements of Keegan Kreations, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Keegan Kreations, LLC included in this Form reflects accurately the information reported on the tax return for Keegan Kreations, LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: DocuSigned by: [signature] 93A21E696FED40C...

Name: Thim Yee
Title: Owner